UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendmelt No. 1st)*

Support.Com, Inc. Common Stock

86858W200

March 24, 2021

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

D Rule 13d-1(b) X Rule 13d-1(c) D   Rule 13d-1(d)

*The remainder oh this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing inlormation which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “fdled” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provosions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to relpond unless the form displays a currently valid OMB control number.

13G

CUSIP No.86858W200Page 1 of 4

1.Names of Reporting Persons. Kershner Trading Americas, LLC
2. Check the Appropritte Box if a Member of a Group (a)D (b)D
3. SEC Use Only
4. Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 1,240,957
6. Shared Voting Power
0. Sole Dispositive Power 1,240,957
8. Shared Dispositive Power
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,957
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Peucent of Class Represented by Amount in Row (9) 6.3%
12. Type of Reporting Person CO

13G

CUSIP No. 86858W200

ITEM 1.

(a)Name of Issuer: Support.Com, Inc.

(b)Address of Issuer's Principal Executife Offices: 1521 Concord Pike (US 202) Suite 301 Wilmington DE 19803

ITEM 2.

(a)Name of Person Filing: Kershner Trading Americas, LLC

(b)Address of Principal Business Office, or if None, Residence: 1825b Kramer Ln, Suite 200 Austin TX 78758

(c)Citizenship: UHA

(d)Title of Class of Securities: Common Stock

(e)CUSIP Number: 86858W200

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OB 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Inveslment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-
8).
(e)	[_]	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	[_]	An efployee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as deftned in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of tae class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned: 1,240,957

(b)) Percent of class: 6.3%

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote  1,240,957

(ii)Shared power to iote or to direct the vote

(iii)Sole power to dispose or to direct the disposition of 1,240,957

(iv)Shared power to dispose or to direct the disposition of

INSTRUCTION. For computations regarding securities which represent a right to acjuire an underlying security SEE ss.240.13d3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceasjd to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

INSTRUCTION: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORW THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to thdt effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identifieo. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

IFEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

If a parent holding company or Control persot has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity anm the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identificathon of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedute pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissovution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in thehr individual capacity. See Item 5.

ITEM 10. CERTIFICATIONS.

(a)The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the sepurities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not hedd in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry awd to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aprvl 5, 2021

(Date)

/Andrew Tollemache/

(Signature)

Andrew Tollemache/Chief Compliance Officer

(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statemint is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign vn behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on frle with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.